SEC
Mail Processing
Section

JAN 1 8 2008

Washington, DC
104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

08021442

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

MEDICATION RITE, CORP.

(Exact name of issuer as specified in its charter)

STATE OF NEW YORK,

(State or other jurisdiction of incorporation or organization)

1236 49th STREET, #4B, BROOKLYN, NEW YORK 11219, 1 -718 – 435-1107

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

GERSH KORSINSKY, 1236 49th STREET, SUITE 4B, BROOKLYN , NEW YORK11219,1-718-435-1107

(Name, address, including zip code, and telephone number, including area code, of agent for service)

PERPETUAL CASH#: 071214000284
FILM #:071214000269

(Primary standard Industrial Classification Code Number)

(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. INAPPLICABLE

(2) Any engineering, management or similar report referenced in the offering circular. INAPPLICABLE

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement. INAPPLICABLE

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

GERSH KORSINSKY,
1236 49th STREET, SUITE 4B, BROOKLYN , NEW YORK11219,1-718-435-1107

(b) the issuer's officers; NONE

(c) the issuer's general partners; NONE

(d) record owners of 5 percent or more of any class of the issuer's equity securities; NONE

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities; NONE

(f) promoters of the issuer; NONE

(g) affiliates of the issuer; NONE

(h) counsel to the issuer with respect to the proposed offering; NONE

(i) each underwriter with respect to the proposed offering; NONE

(j) the underwriter's directors; NONE

(k) the underwriter's officers; NONE

(l) the underwriter's general partners; and NONE

(m) counsel to the underwriter NONE

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. NOT SUBJECT TO ANY DISQUALIFICATION

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. INAPPLICABLE

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. Does not apply to the issuer

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years INAPPLICABLE

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. ONLINE AUCTIONS

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: Unregistered Securities not Issued or sold

(1) the name of such issuer; INAPPLICABLE

(2) the title and amount of securities issued; INAPLICABLE

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; INAPPLICABLE

(4) the names and identities of the persons to whom the securities were issued. INAPPLICABLE

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). INAPPLICABLE

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. INAPPLICABLE

ITEM 6. Other Present or Proposed Offerings NOT

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering ofany securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. NOT

ITEM 7. Marketing Arrangements NOT

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes: NOT

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; NOT

(2) To stabilize the market for any of the securities to be offered; NOT

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. NOT

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. NOT

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. NOT

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. NOT

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

****

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVER PAGE

MEDICATION RITE, CORP.

(Exact name of Company as set forth in Charter)

Type of securities offered: COMMON STOCK
Maximum number of securities offered: 500,000.00
Minimum number of securities offered: 100,000.00
Price per security: $10
Total proceeds: If maximum sold: $ 4,750,000.00 If minimum sold: $ 850,000.00
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [✓] No

If yes, what percent is commission of price to public? _______ %

Is there other compensation to selling agent(s)? [ ] Yes [✓] No

Is there a finder's fee or similar payment to any person? [ ] Yes [✓] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [✓] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [✓] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [✓] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[✓] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: NOT

State	*State File No.*	*Effective Date*
INAPPLICABLE	INAPPLICABLE	INAPPLICABLE

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

	Page
The Company	6
Risk Factors	7
Business and Properties	9
Offering Price Factors	10
Use of Proceeds	11
Capitalization	13
Description of Securities	14
Plan of Distribution	15
Dividends, Distributions and Redemptions	16
Officers and Key Personnel of the Company	16
Directors of the Company	18
Principal Stockholders	19
Management Relationships, Transactions and Remuneration	19
Litigation	20
Federal Tax Aspects	21
Miscellaneous Factors	21
Financial Statements	21
Managements Discussion and Analysis of Certain Relevant Factors	21

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 26 pages.

THE COMPANY

1. Exact corporate name: MEDICATION RITE, CORP.

State and date of incorporation: STATE OF NEW YORK,

Street address of principal office: 1236 49th STREET, #4B, BROOKLYN, NEW YORK 11219,

Company Telephone Number: (718) 435-1107

Fiscal year: DECEMBE 31
(month) (day)

Person(s) to contact at Company with respect to offering:

GERSH KORSINSKY,

Telephone Number (if different from above): ( ) ________

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Computerized medical diagnostic assistance, based on analysis findings and clinical testing of patients and medications, are first of its kind,

(2) Dependence Company on an unproven product for such nature product,

(3) Absence of an existing market for such nature product,

(4) Absence of an operating history of the company for such nature product,

(5) Absence of profitable operations in present period,

(6) The financial position of the company as an establishment first of its kind,

(7) The first of its kind nature of the business in which the Company proposes to engage,

(8) Arbitrary establishment of offering price, this first its kind,

(9) Reliance on the efforts of a single individual,

(10) Reliance of a trading market expected to develop.

(11) ________

(12) ________

(13) ________

(14) ________

(15) ________

(16) ________

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions wheredetails of the risks are described.

RISKS AND UNCERTAINTIES

The Corporation is the business of acquiring and exploring and, if warranted, developing and exploiting computerized data resource properties in the diagnostic and medication prescribing, initially in clinic testing analysis. Due to the nature of the Corporation's business and the present stage of exploration of the its data and computer technology properties(which are primarily early stage exploration properties with no known resources or reserves that not have not been explored by modern diagnostic and medication industries), the following risk factors, among others will apply:

THE MEDICAL AND MEDICATION INDUSTRIES ARE INTENSELY COMPETITIVE. The Corporation is the business of establishing, exploring and developing computerized diagnostic and medication prescribing assistance. And Corporation will compete with other companies that have far grater resources.

RESURCE EXPLORATION AND DEVELOPMENT IS GENERALLY A SPECULATIVE BUSINESS AND INVALVES A HIGH DEGREE OF RISKS, affected by numerous factors beyond the control of the Corporation. Such marketability, government regulations, medical insurance policies, prices, royalties or discovered data will be affect, etc. that the combination may result in the Corporation not receiving an adequate return on invested capital.

THERE CAN BE NO ASSURANCE that the Corporation will abel obtain all necessary licenses and overcame all governmental requirements to carry out the operations.

THERE IS NO ASSURANCE OF PROFITAIBLITY that the Corporation villever be profitable because the Corporation has no history of earnings, and due to the nature of its proposed business.

UNISURED OR UN-INSURABLE RISKS The Corporation may become subject to liability for medical activities.

FACTORS FLUCTUATION OF MEDICAL DEVELOPMENT PRICES beyond the control of the Corporation may affect the marketability of any substances of diagnostic assistance provided, including economic, political , medical care insurance trends, speculative activities and increased production due to improved medical methods and services, political events, economic conditions and production costs. There can be no assurance that the price of any medical development properties could mined at a profit.

GOVERNMENT REGULATION Any exploration, development or medical operations carried by the Corporation will be subjected to government legislation, policies and controls that influenced by many factors including changing production costs, the profitability of any medical prospect is affected by the market for precious.

INSUFFICIENT FINANCIAL RESOURCES The Corporation does not presently have sufficient financial resources to undertake by its self the exploration and development of all of its planned exploration and development programs. The development of the Corporation's properties willtherefore depended upon the Corporation's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There can be no assurance tht the Corporation will be successful in obtaining the required financing. Failure to rise the required funds could result in the Corporation losing, being required to dispose of, its interest in its properties. In particular, failure by the Corporation to raise the funding necessary to maintain its properties in good standing could result in the los of its rights to such properties.

THE SUCCESS OF THE CORPORATION'S OPERATIONS WILL DEPEND UPON NUMBERS FACTORS, many of which are beyond the Corporation control, such (i) the ability to design and carry out appropriate exploration programs on its computerize clinical diagnostic assistance properties; (ii) the ability to provide computerize diagnostic clinical assistance; (iii) the ability and to attract and retain additional key personnel in exploration, marketing, computerize clinic diagnostic assistance development and finance; and (iv) the ability and operating resources to develop and maintain the properties held by the Corporation. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Corporation and its consultants and employees. There can be no assurance of successes with any factors on which the Corporation will depend, or that Corporation will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities. This especially true as the competition for qualified based on the latest scientific finding and laboratory experience, clinical testing and medications nature and their's features computerized interpretation for diagnostic assistance and medication prescribing, technical and medical personnel and consultants is particularly intense in the current marketplace.

CAN BE NO ASSURANCE THAT PRICE FLUCTUARATIONS AND SHARE PRICE VOLATILITY WILL NOT OCCUR which paternity of the years global securities markets have experienced a high level of price and volume volatility, and the market price of securities of companies considered such exploration and development stage companies which have not been related to the operating performance, underlying assets values or prospects of such companies.

THE CO RPORATION'S INTELLECTUAL PROPERTIES AND BUSINESS SECRETS RIGHTS PROTECTION CAN BEEN NO ASSURANCE be affected by undetected infringement or protection defects (or the rights of others violations or infringement, although the Corporation will taken steps to protect the intellectual assets.

BUSINESS AND PROPERTIES

3. **With respect to the business of the Company and its properties:**

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The type of this new unique and specific kind and health establishment necessity business designed to provide computerize assistance in patient's diagnostic and customize to a patient needs medications;

Based on the latest data bank, regarding effectible numbers acting work of medications in the respect to the patient personal items that can be tested by the patients; particularly, by their numbers, including in respect to their effectiveness and affections to their combined work with other medications. Data obtained from clinical testing drug and intended latest be done by the continuation collection data from patients clinical experience and patient personal clinical records or experiences and computerize processing of the effectible numbers of the act work of the medications, including in respect to their computerize processing of the effectiveness and affections to their combined act work with other medications and specific patient conditions, etc.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Com.·any intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of c·.velopment, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Service will provide a Report of the Computerize processed render's request based on patient's testing results and other information suitable for diagnostic assistance. That requires a permanent continuation development of the computer analysis technology of the permanent continuation data collection from medication acting and clinical testing and patient's information, etc.

The present stage of development is establishing processing stage of the new unique and specific type of the service providing,

The Company intends to be successful in finding and retaining the necessary employees, personnel and/or consultants iin order to be able to successfully carry out such activities for qualified based on the latest scientific finding and laboratory testing and clinical testing experience, and medication's industrial matters and theirs features computerized interpretation for diagnostic and medication matters prescribing, etc.

The Company intent to be able to obtain sufficient financial resources to undertake by its self the exploration and development all of its planned exploration and development programs and ability to obtain financing trough the joint venturing of projects, private placement financing , public financing, government grants and other means.

The Company intends time to carry out its activities by determination during sufficient successes of the exploration and development processing.

In existence is not a working prototype(s) of such kind provide computerize diagnostic assistance services. Completion development of such service products would require a material amount of the Company, and is in existence the estimated amount can not be determinable. The expected to be dependent upon numbers of suppliers for data, computer technology, latest scientific findings and clinical laboratory experience. No any existing supply contracts.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Intellectual property suitable be protected, such by patents, copy rights, trade secrets, and trade marks.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations expected to depend upon patents, copy rights and trade secrets, and this intellectual property will be legal protected by obtain patens and copyrights, including any use of confidentiality agreements covenants –not –to compete and the like. The amounts expend by the Company for intellectual property and for research and development will be determination during Company activities.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company's business is not subjected to any governmental agencies regulations. But extent of regulations and its effects or potential effects upon Company financial from government's policies of the Health Insurance Coverage, obtain Grants and Obtain requires information from governments agencies and health institutions,etc.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Not any subsidiaries of the Company.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Not applied to the present establishing processing Company.

(c) The Company expects to sell its computerized assistance of medical diagnostic and medication industry, and will competes in all geographic areas by variations service features and by the price of the service. The Company believes development of the operating from the relative small size with requires non proportional substantial financial resources but in market strengths based on the latest scientific findings, clinical laboratory experience and computer technology and requires intellectual substantial operating. Because, activities requires substantial intellectual operating, the Company believes it can effectively compete with other companies in its area of competition by legal protection of the intellectual property by obtaining patents, copy rights and business secrets protections.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company will developing a new market for computerized diagnostic and drugs prescription assistance services by advertising, personal contact by sales representative. No existing sales contract.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ **$**________
(a recent date)

As of____/____/____ **$**________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain. INAPPLICABLE

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company during present establishment stage will retain of the required qualified based on the latest scientific finding and laboratory experience and interpretations, clinical testing, and medications and theirs interpretations features nature prescribing and consultants for carry out such activities.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones. INAPPLICABLE to the present establishing processing Company.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	______	______	______
(2)	______	______	______
(3)	______	______	______
(4)	______	______	______
(5)	______	______	______

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision. INAPPLICABLE to the present establishing processing Company.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

Note: The securities are being none offered.

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

INAPPLICABLE

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $____________ ($____________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   INAPPLICABLE

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = ____________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. INAPPLICABLE

   $____________ ($____________ per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) INAPPLICABLE

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.) INAPPLICABLE

   If the maximum is sold: _____ %
   If the minimum is sold: _____ %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.) INAPPLICABLE

   If the maximum is sold: _____ *
   If the minimum is sold: _____ *

   * These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ______________. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $______.

   (For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

   Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

   INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$	$ 5,000,000.00
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting		$100, 000. 00
Copying & Advertising		- $100,000.00 —
Other (Specify):		
Net Proceeds from Offering		
Use of Net Proceeds		$4,750,000
Consulting develops Markets		$100,000.00
Consulting customizes Medication		$150,000.00
Consulting interprets Medication's acting, Laboratory test items, and Combined acting Interpretations		$400,000.00
Professional fees		$50,000.00
Consulting of the purchases,		$25,000.00
Customize the computerizing		$200,000.00
Marketing and advertising cost		$300,000.00
Purchases equipment and Software systems		$250,000.00
Alteration of equipment		$250,000.00
Taxes, rent, utilities, ect.		$100,000.00
Payroll:		
Data computer entering		$100,000.00
Laboratory's items interpretations		$150,000.00
Medical doctors specialized		$250,000.00
Obtain patens, copy rights and Other legal protection of the Intellectual properties		$100,000.00
Working compensation insurance		
Medical covering insurance		$100,000.00
Liability insurance		$100,000.00
Office activities		$100.000.00
Miscellaneous		$500,000.00
Total Use of Net Proceeds		$3,225,000.00 –
Note: The employ of the not been allocated portion of proceeds funds the Company expected to determination during business processing activities	100%	$ 1.525,000.00 100% Portion of proceeds has not been allocated for particular purposes

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. INAPPLICABLE

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. INAPPLICABLE

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. INAPPLICABLE

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

INAPPLICABLE

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. INAPPLICABLE

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

INAPPLICABLE

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom: INAPPLICABLE

	Amount Outstanding		
	As of:	As Adjusted	
	/ / (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate __%)	$______	$______	$______
Long-term debt (average interest rate __%)	$______	$______	$______
Total debt	$______	$______	$______
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
______________________	$______	$______	$______
______________________	$______	$______	$______
______________________	$______	$______	$______
Common stock — par or stated value	$______	$______	$______
Additional paid in capital	$______	$______	$______
Retained earnings (deficit)	$______	$______	$______
Total stockholders equity (deficit)	$______	$______	$______
Total Capitalization	$______	$______	$______
______________________	$______	$______	$______

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
__________	__________	$______
__________	__________	$______
__________	__________	$______

Number of common shares authorized:______ shares. Par or stated value per share, if any: $______

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:______ shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[√] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________________
[ ] Other: ______________________________

15. These securities have:

Yes	No	
[ ]	[√]	Cumulative voting rights
[ ]	[√]	Other special voting rights
[ ]	[√]	Preemptive rights to purchase in new issues of shares
[ ]	[√]	Preference as to dividends or interest
[ ]	[√]	Preference upon liquidation
[ ]	[√]	Other special rights or preferences (specify): ______________________________

Explain:

16. Are the securities convertible? [ ] Yes [√] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___ /___ /___
Date when conversion expires: ___ /___ /___

17. (a) If securities are notes or other types of debt securities: NOT INAPPLICABLE

(1) What is the interest rate?______%
If interest rate is variable or multiple rates, describe: INAPPLICABLE

(2) What is the maturity date?____ /____ /____
If serial maturity dates, describe: INAPPLICABLE

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No INAPPLICABLE
Describe: ______________________________

(4) Is there a trust indenture? [ ] Yes [ ] No INAPPLICABLE
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No INAPPLICABLE
Describe, including redemption prices: ______________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: __________ INAPLICABLE

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. INAPPLICABLE

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $__________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $__________

How much indebtedness is junior (subordinated) to the securities? $__________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.
INAPPLICABLE NOT

	Last Fiscal Year	INAPPLICABLE	
	Actual	Pro Forma	
		Minimum	Maximum
"Earnings" NOT = "Fixed Charges"	_______	INAPPLICABLE	_______
If no earnings NOT show "Fixed Charges" only	_____	INAPPLICABLE	_______

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: NOT INAPPLICABLE

Are unpaid dividends cumulative? [ ] Yes [√] No
Are securities callable? [ ] Yes [√] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: NOT INAPPLICABLE

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ _________ NOT INAPPLICABLE

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are NOT INAPPLICABLE

Name:	__________________	Name:	__________________
Address:	__________________	Address:	__________________
	__________________		__________________
Telephone No.:	( )______________	Telephone No.:	( )______________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) NOT INAPPLICABLE

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.
NOT INAPPLICABLE

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	GERSH KORSINSKY,	Name:	__________________
Address:	1236 49th STREET, #4B,	Address:	__________________
	BROOKLYN, NEW YORK 11219,		__________________
Telephone No.:	(718)_435-1107 _______	Telephone No.:	( )______________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: INAPPLICABLE

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: Citicorp Investment Services 111 Wall Street, 3rd Floor New York, NY 10043 212-820-2380 800-846-5200

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: NO DATE , INAPPLICABLE

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [/] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: NOT INAPPLICABLE

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: INAPPLICABLE

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: OWNER, ACTING DURING ESTABLISHING PROCESSING

Name: GERSH KORSINSKY Age: 71

Office Street Address: 1236 49th Street, Apartment 4B, Brooklyn, New York Telephone No.: (718) 435-1107

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
DEP OF NEW YORK, Assistant Engineer, Project review

Education (degrees, schools, and dates):
MASTER Polytechnic Institute (1963-1965), B.D. Polytechnic 1959-1962, B.D Electrical school (1953-1957

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: TIME REQUIRES DURING ESTABLISHING PROCESSING

30. Chief Operating Officer: Title: OWNER, ACTING DURING ESTABLISHING PROCESSING

Name: GERSH KORSINSKY Age: 71

Office Street Address: 1236 49th Street, Apartment 4B, Brooklyn, New York Telephone No.: (718) 435-1107

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
DEP OF NEW YORK, Assistant Engineer, Project review

Education (degrees, schools, and dates) MASTER Polytechnic Institute (1963-1965), B.D. Polytechnic 1959-1962, B.D Electrical school (1953-1957

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

TIME REQUIRES DURING ESTABLISHING PROCESSING

31. Chief Financial Officer: Title: OWNER, ACTING DURING ESTABLISHING PROCESSING

Name: GERSH KORSINSKY Age: 71

Office Street Address: 1236 49th Street, Apartment 4B, Brooklyn, New York Telephone No.: (718) 435-1107

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
DEP OF NEW YORK, Assistant Engineer, Project review

Education (degrees, schools, and dates): MASTER Polytechnic Institute (1963-1965), B.D. Polytechnic 1959-1962, B.D Electrical school (1953-1957

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: TIME REQUIRES DURING ESTABLISHING PROCESSING

32. Other Key Personnel:

(A) Name: INAPPLICABLE Age:

Title:

Office Street Address: Telephone No.: ( )

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: INAPPLICABLE Age:

Title:

Office Street Address: Telephone No.: ( )

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors:________ If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: INAPPLICABLE

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: INAPPLICABLE Age: ________

Title: ________

Office Street Address: ________ Telephone No.: ( ) ________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: INAPPLICABLE Age: ________

Title: ________

Office Street Address: ________ Telephone No.: ( ) ________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: INAPPLICABLE Age: ________

Title: ________

Office Street Address: ________ Telephone No.: ( ) ________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [ ] Yes [ ] No Explain: INAPPLICABLE, COMPANY IN START-UP STAGE WHICH BUSINESS IS FIRST OF ITS KIND

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information. NOT

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. INAPPLICABLE. COMPANY IN START-UP STAGE WHICH BUSINESS IS FIRST OF ITS KIND

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. NOT

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. NOT

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. NOT

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration. NOT

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: __________					
__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________

Office Street Address:

____

____

____

Telephone No. ( )____-________

Principal occupation: ______________________________

38. Number of shares beneficially owned by Officers and Directors as a group: NOT
Before offering: __________shares (_____% of total outstanding)
After offering: a) Assuming minimum securities sold: ______ shares (_____ % of total outstanding)
b) Assuming maximum securities sold: ______ shares (_____ % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held." NONE

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. NONE

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. NONE

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. NONE

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

INAPPLICABLE

	Cash	Other
Chief Executive Officer	$______	$______
Chief Operating Officer	______	______
Chief Accounting Officer	______	______
Key Personnel:		
______	______	______
______	______	______
______	______	______
Others:		
______	______	______
______	______	______
______	______	______
Total:	$______	$______
Directors as a group (number of persons__)	$______	$______

(b) If remuneration is expected to change or has been unpaid in prior years, explain: INAPPLICABLE

(c) If any employment agreements exist or are contemplated, describe: INAPPLICABLE

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ______ shares (______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities. INAPPLICABLE

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ______ shares. INAPPLICABLE

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. INAPPLICABLE

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination: INAPPLICABLE

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. INAPPLICABLE

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. INAPPLICABLE

Name of Tax Advisor: ______________________
Address: ______________________
Telephone No. ( ) ___ - ________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. INAPPLICABLE

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

INAPPLICABLE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. INAPPLICABLE

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible. INAPPLICABLE

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____ %. What is the anticipated gross margin for next year of operations? Approximately _____ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

INAPPLICABLE

50. Foreign sales as a percent of total sales for last fiscal year: _____ %. Domestic government sales as a percent of total domestic sales for last fiscal year: _____ %. Explain the nature of these sales, including any anticipated changes:

INAPPLICABLE

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of BROOKLYN, State of NEW YORK, on JANUARY 08, 2008

(Issuer) GERSH KORSINSKY

By (Signature and Title) OWNER, ACTING DURING ESTABLISHING PROCESSING

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ______
(Title) ______
(Selling security holder) ______
(Date) ______

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

END